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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                               Telegen Corporation
                 ----------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    879412 5
                 ----------------------------------------------
                                 (CUSIP Number)

                              Christopher M. Wells
                                Coudert Brothers
                 ----------------------------------------------
                           1114 Avenue of the Americas
                          New York, New York 10036-7703



                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 9, 1997
                 ----------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                               Page 1 of 6 Pages

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                                  SCHEDULE 13D

CUSIP NO.   879412 5


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Elara Ltd.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  |_|
                                            b.  |X|

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6       Citizenship or Place of Organization

               British Virgin Islands

                      7      Sole Voting Power
  Number of                         1,125,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          -0-
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,125,000
    With
                      10     Shared Dispositive Power
                                    -0-

11      Aggregate Amount Beneficially Owned by Each Reporting Person

               1,125,000

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain
        Shares*                                    |_|

13      Percent of Class Represented By Amount in Row (11)

               17.6%

14      Type of Reporting Person*

               CO

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ITEM 1. SECURITY AND ISSUER

        This statement on Schedule 13D relates to shares of common stock, no par value (the "Common Stock"), of Telegen Corporation, a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 101 Saginaw Drive, Redwood City, California 94063.

ITEM 2. IDENTITY AND BACKGROUND

        This statement on Schedule 13D is being filed by Elara Ltd. ("Elara"), a British Virgin Islands corporation which is an offshore investment fund ("Elara"). The address of the principal business and principal office of Elara is P.O. Box 438, Tropic Isle Building, Wickhams Cay, Road Town, British Virgin Islands. The following is a list of the officers and directors of Elara:

        Clive Harris is a director of Elara. The principal business address of Mr. Harris is Harbour Centre, 4th floor, PO Box 61 GT North Church Street, Grand Cayman, BWI. The present principal occupation or employment of Mr. Harris is partner of Paul Harris & Company, a Cayman Islands firm of Chartered Accountants, and Managing Director of International Management Services Ltd. The principal business address of International Management Services Ltd. is Harbour Centre, 4th floor, PO Box 61 GT North Church Street, Grand Cayman, BWI. Mr. Harris is a citizen of the United Kingdom.


        Martin Lang is a director of Elara. The principal business address of Mr. Lang is Harbour Centre, 4th floor, PO Box 61 GT North Church Street, Grand Cayman, BWI. The present principal occupation or employment of Mr. Lang is Company Manager of International Management Services Ltd. The principal business address of International Management Services Ltd. is Harbour Centre, 4th floor, PO Box 61 GT North Church Street, Grand Cayman, BWI. Mr. Lang is a citizen of the United Kingdom.

        The voting and disposition of securities held by Elara is controlled by Geoffrey Tirman, who is the sole shareholder of the investment advisor to Elara. The principal business address of Mr. Tirman is 16101 La Grande Drive, Suite 100, Little Rock, Arkansas 72211. The present principal occupation or employment of Mr. Tirman is the Chief Executive Officer of Talisman Capital, Inc., a Delaware corporation which acts as investment adviser to U.S. and offshore investment funds. The business address of Talisman Capital, Inc. is 16101 La Grande Drive, Suite 100, Little Rock, Arkansas 72211.

        During the last five years, none of Elara, Mr. Harris, Mr. Lang or Mr. Tirman have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and none of Elara, Mr. Harris, Mr. Lang or Mr. Tirman are a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Elara has acquired 375,000 Units of the Issuer (the "Units") at a purchase price of $2.00 per Unit. Each Unit consists of (i) one share of Common Stock, (ii) a warrant to purchase one share of Common Stock at an exercise price of $0.01 per share and (iii) a warrant to purchase one share of Common Stock at an exercise price of $4.00 per share (together, the "Warrants"). Elara holds 375,000 shares of Common Stock and may exercise the Warrants to acquire, in the aggregate, 750,000 shares of

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Common Stock. On October 16, 1997, Elara exercised 375,000 Warrants to purchase
375,000 shares of Common Stock at $0.01 per share. All of the 1,125,000 shares of Common Stock deemed beneficially owned by Elara pursuant to the acquisition of the Units were purchased with the working capital of Elara consisting of $753,750.


ITEM 4. PURPOSE OF TRANSACTION

        The purpose of the acquisition by Elara of the Units is for investment. Elara may consider making additional purchases of the Common Stock of the Issuer in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Elara may, in the future, exercise all or a portion of the remaining Warrants which it holds and/or may cause all or a portion of the shares of Common Stock which it holds to be sold in open-market or private transactions, depending upon prevailing market conditions and in accordance with the lock-up provisions of the Subscription Agreement (Exhibit A hereto and incorporated herein by reference). Mr. Tirman and Elara intend to monitor closely the actions of management and the board of directors of the Issuer, and may seek to take a more active role in, or seek changes in or to influence, management of the Issuer.

        Except as indicated above, Elara has no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this statement on Schedule 13-D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) This statement on Schedule 13D relates to 1,125,000 shares of Common Stock deemed beneficially owned by Elara, which constitute approximately 17.6% of the issued and outstanding shares of Common Stock of the Issuer.

(b) Elara has sole voting and dispositive power with respect to 1,125,000 shares of Common Stock.


(c) Effective as of October 9, 1997, Elara acquired 375,000 Units consisting of 375,000 shares of Common Stock and the Warrants to acquire 750,000 shares of Common Stock in a private transaction with the Issuer at a purchase price of $2.00 per Unit. 375,000 of the Warrants with an exercise price of $0.01 per share were exercised by Elara on October 16, 1997. 375,000 of the Warrants may be exercised at an exercise price of $4.00 per share, giving Elara beneficial ownership of, in the aggregate, 1,125,000 shares of Common Stock. The exercise of the Warrants may take place from the date of acquisition of the Units by Elara until October 7, 2001.

(d)     Not applicable.

(e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


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        As discussed in Item 2 above, Elara owns 375,000 Units consisting of
Common Stock and Warrants to acquire an aggregate of 1,125,000 shares of Common Stock as described in Item 5 above. Except as set forth above, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit A:    Subscription Agreement

                                           SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 20, 1997


                                    ELARA LTD.

                                    By:  /s/ Martin Lang
                                        ------------------------------
                                        Name:  Martin Lang
                                        Title: Director

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                                         EXHIBIT INDEX


Exhibit               Exhibit Name                               Page



A                     Subscription Agreement                       7


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